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                            BINGHAM, DANA & GOULD LLP
                               150 FEDERAL STREET
                        BOSTON, MASSACHUSETTS 02110-1726

                                TEL: 617-951-8000
                                FAX: 617-951-8376

                                  [Letterhead]

Direct Dial:  617-951-8381

                                February 3, 1997





GE LifeStyle Funds
3003 Summer Street
Stamford, CT  06905

Ladies and Gentlemen:

         We have acted as special Massachusetts counsel for GE LifeStyle Funds (the "Trust"), a Massachusetts business trust created under a written Declaration of Trust dated June 21, 1996 (the "Declaration of Trust").

         In connection with this opinion, we have examined the following described documents:

         (a) a certificate of the Secretary of State of the Commonwealth of Massachusetts as to the existence of the Trust;

     (b) a copy, as filed with the Secretary of State of the Commonwealth of Massachusetts on June 21, 1996, of the Trust's Declaration of Trust;

         (c) a copy, as filed with the Secretary of the Commonwealth of Massachusetts on July 26, 1996, of the Instrument Evidencing Establishment and Designation of Series of Shares of Beneficial Interest, $.001 par value per share (the "Designation of Series"); and

         (d) A certificate executed by an appropriate officer of the Trust certifying as to, and attaching copies of, the Trust's Declaration of Trust and By-Laws and certain votes of the Trustees of the Trust authorizing the issuance of an indefinite number of shares of beneficial interest in the Trust.

         In such examination, we have assumed the genuineness of all signatures, the conformity to the originals of all of the documents reviewed by us as copies, the authenticity and

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completeness of all original documents reviewed by us in original or copy form and the legal competence of each individual executing any document.

         This opinion is based entirely on our review of the documents listed above. We have made no other review or investigation of any kind whatsoever, and we have assumed, without independent inquiry, the accuracy of the information set forth in such documents.

         This opinion is limited solely to the laws of the Commonwealth of Massachusetts (other than the Massachusetts Uniform Securities Act, as to which we express no opinion) as applied by courts in such Commonwealth.

         We understand that all of the foregoing assumptions and limitations are acceptable to you.

         Based upon and subject to the foregoing, please be advised that it is our opinion that:

         1. The Trust is duly organized and existing under the Trust's Declaration of Trust and the laws of the Commonwealth of Massachusetts as a voluntary association with transferable shares of beneficial interest commonly referred to as a "Massachusetts business trust."

         2. The shares of beneficial interest of such Trust, when issued and sold in accordance with the Declaration of Trust and the Designation of Series will be legally issued, fully paid and non-assessable. Shareholders of the Trust may under certain circumstances be held personally liable for the Trust's obligations.

         We understand that Willkie Farr & Gallagher will rely on this opinion in order to prepare an opinion to the Trust, which will be filed with the Securities and Exchange Commission. We hereby consent to such use and filing of this opinion.

                                                     Very truly yours,

                                                     /s/ Bingham, Dana & Gould

                                                     BINGHAM, DANA & GOULD LLP